UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                 ZIX CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    232046102
                                 (CUSIP NUMBER)
                                                - copy to -
    George W. Haywood                     Gary T. Moomjian, Esq.
    c/o Cronin & Vris, LLP                Kaufman & Moomjian, LLC
    380 Madison Avenue                    50 Charles Lindbergh Blvd., Suite 206
    24th Floor                            Mitchel Field, New York 11553
    New York, New York 10017              (516) 222-5100
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                               September 18, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e),or 240.13d-1 (f), or 240.13d-1 (g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 232046102                                        Page 2 of 5 Pages
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1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    George W. Haywood
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)  [ ]
         (b)  [ ]
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3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
          PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)              [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER
SHARES                                  4,578,339
                  --------------------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                                  145,000 (1)
                  --------------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                               4,578,339
                  --------------------------------------------------------------
PERSON WITH                10       SHARED DISPOSITIVE POWER
                                          145,000 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,723,339 (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)       [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.3 % (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
         IN
--------------------------------------------------------------------------------
(1) Includes 30,000 shares owned by wife and 115,000 shares owned jointly with mother.
(2) The percentage of class owned by Mr. Haywood increased to 25.3% from 23.9% (as reported in Amendment No. 1), however, when calculated on a fully diluted basis, as a result of the Company's private placement of Series A
      Convertible   Preferred   Stock,   Series  B  Convertible Preferred Stock,
      Convertible Notes, and related Warrants, for an aggregate consideration of $16,000,000 and which closed on September 18, 2002 (the "Offering"), the percentage of class owned by Mr. Haywood actually declined to less than 23.9%.

     This Amendment No. 2 hereby amends and supplements the Schedule 13D filed by George W. Haywood with the Securities and Exchange Commission on July 9, 2002 (the "Schedule 13D") and Amendment No. 1 to the Schedule 13D filed on August 21, 2002, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Zix Corporation (formerly known as Zixit Corporation) (the "Company").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On September 18, 2002, Mr. Haywood, using personal funds and for an aggregate consideration of $3,450,000, purchased (i) 947,708 shares of non-voting Series B Convertible Stock of the Company ("Series B Stock") at $3.60 per share, which are convertible into an aggregate of 902,579 shares of Common Stock at an initial conversion rate of $3.78 per share of Common Stock, and (ii) 305,986 warrants ("Warrants"), at a purchase price of $.125 per Warrant, to purchase an aggregate of 305,986 shares of Common Stock at an initial exercise price of $4.51 per share. The Series B Stock is convertible immediately into 388,366 shares of Common Stock; the balance for 514,213 shares of Common Stock is not convertible until shareholder approval to allow such conversion is obtained by the Company so as to comply with Nasdaq's 20% issuance limitation ("Shareholder Approval"). The 514,213 shares of Common Stock underlying the Series B Stock are not treated as beneficially owned by Mr. Haywood as Shareholder Approval to permit conversion is not anticipated to occur within 60 days. The Warrants do not become exercisable until March 18, 2003, and accordingly the underlying Common Stock is not treated as beneficially owned.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Aggregate number of shares of Common Stock beneficially owned:
             4,723,339
             Percentage: 25.3 % (1)

         (b) 1.   Sole power to vote or to direct vote: 4,578,339 (2)
             2.   Shared power to vote or to direct vote: 145,000 (3)
             3.   Sole power to dispose or to direct the
                  disposition: 4,578,339 (2)
             4.   Shared power to dispose or to direct the
                  disposition: 145,000 (3)
--------------------
(1) The percentage of class owned by Mr. Haywood increased to 25.3% from 23.9% (as reported in Amendment No. 1), however, when calculated on a
         fully   diluted basis, as a  result of the Offering, the percentage of class owned by Mr. Haywood actually declined to less than 23.9%.
(2) Represents (A) 4,189,973 shares of Common Stock (of which 11,500 shares are owned by Mr. Haywood's children) and, (B) 388,366 shares of Common Stock underlying Series B Stock which is immediately convertible.
(3) Includes 30,000 shares owned by Mr. Haywood's wife and 115,000 shares owned jointly with Mr. Haywood's mother.

         (c) Since the filing of Amendment No. 1 to the Schedule 13D, Mr. Haywood purchased through the Offering (i) 947,708 shares of Series B Stock, which Series B Stock is convertible into an aggregate of 902,579 shares of Common Stock, and (ii) Warrants to purchase an aggregate of 305,986 share of Common Stock. These securities become exercisable in the timeframes described above. No other transactions were effectuated during such time period.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Haywood entered into a Securities Purchase Agreement, dated September 16, 2002 (the "Securities Purchase Agreement"), with the Company and certain other investors (the "Investors"), pursuant to which the Company issued and sold to Mr. Haywood in the Offering 947,708 shares of Series B Stock, which Series B is convertible into an aggregate of 902,579 shares of Common Stock, and the
Warrants to purchase an aggregate of 305,986 shares of Common Stock. For the terms of the Securities Purchase Agreement, reference is made to such Agreement which is attached hereto as Exhibit 10.1 and incorporated herein by reference. The Series B Stock for 388,366 shares of Common Stock is immediately convertible; the balance is not convertible until Shareholder Approval is obtained by the Company so as to comply with Nasdaq's 20% issuance limitation. The terms and provisions of the Series B Stock are set forth in the Statement of Designations of the Series B Convertible Preferred Stock of the Company incorporated herein by reference as Exhibit 3.1. The terms and conditions of the Warrants are set forth in the Form of Warrant incorporated herein by reference as Exhibit 10.2.

     On September 16, 2002, Mr. Haywood also entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Company and the Investors, pursuant to which the Company has agreed to prepare and file within 30 days of September 18, 2002 a registration statement covering the resale of the shares of Common Stock issuable upon the conversion or redemption of the Series A Convertible Preferred Stock and the Series B Stock and the exercise of the warrants issued to Mr. Haywood and the Investors. The Company is required to have the Registration Statement declared effective within 105 days after the closing date. In addition, the Company has agreed to prepare, file and seek the effectiveness of a registration statement covering the resale of up to an additional 1,333,333 shares of Common Stock held by Mr. Haywood and 666,667 shares of Common Stock owned by certain other investors named in the Registration Rights Agreement upon their request at least nine months after the date of the Registration Rights Agreement. Reference is made to the Registration Rights Agreement which is incorporated herein by reference as Exhibit 10.3.

     In connection with of the Offering, Mr. Haywood and the Investor's agreed that for so long as the convertible notes or warrants issued to holders of such convertible notes issued in the Offering are outstanding, neither Mr. Haywood nor the Investors may engage in a short sale or establish an open put equivalent position with respect to a number of shares of Common Stock that is greater than
(i) the number of shares of Common Stock for which warrants held by such Investors and Mr. Haywood are then exercisable, plus (ii) the number of shares of Common Stock issuable to the Investors and Mr. Haywood pursuant to a notice of conversion of shares of Series A Convertible Preferred Stock of the Company or Series B Stock, or a notice of exercise of such warrant, delivered to the Company no later than the next succeeding business day.

ITEM 7.  FINANCIAL STATEMENTS AND EXHIBITS.

(c)      Exhibits

         3.1 Statement of Designations of the Series B Convertible Preferred Stock of the Company (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 20, 2002 (the "Form 8- K")).

         10.1     Securities  Purchase Agreement  (incorporated by reference  to
                  Exhibit 4.1 to the Form 8-K).

         10.2     Form of Warrant (incorporated by reference to   Exhibit 4.2 to
                  the Form 8-K).

         10.3     Registration Rights  Agreement   (incorporated by reference to
                  Exhibit 4.3 to the Form 8-K).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 1, 2002


                                             /s/George W. Haywood
                                       -------------------------------
                                                George W. Haywood

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